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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                               SCHEDULE 13E-3/A
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. 1)

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                              ASA HOLDINGS, INC.
                               (Name of Issuer)
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                              ASA HOLDINGS, INC.
                             DELTA AIR LINES, INC.
                        DELTA AIR LINES HOLDINGS, INC.
                                DELTA SUB, INC.
                     (Name of Person(s) Filing Statement)
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                         Common Stock, $0.10 Par Value
                        (Title of Class of Securities)
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                                  04338Q 10 7
                     (CUSIP Number of Class of Securities)
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       Robert S. Harkey, Esq.                          George F. Pickett
      Senior Vice President -                      Chairman of the Board and
          General Counsel                           Chief Executive Officer
       Delta Air Lines, Inc.                          ASA Holdings, Inc.
Hartsfield Atlanta International Airport         100 Hartsfield Centre Parkway,
      Atlanta, Georgia 30320                               Suite 800
          (404) 715-2387                            Atlanta, Georgia 30354
                                                         (404) 766-1400
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                            -----------------------

                                With Copies to:

  Joseph Rinaldi, Esq.                          Benjamin F. Stapleton III, Esq.
 Davis Polk & Wardwell                              John Evangelakos, Esq.
  450 Lexington Avenue                                Sullivan & Cromwell
New York, New York 10017                               125 Broad Street
     (212) 450-4000                                New York, New York 10004
                                                        (212) 558-4000

This statement is filed in connection with (check the appropriate box):


a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above.

     Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:   |X|


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                                 INTRODUCTION

     This Amendment No.1 amends and supplements the Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") filed by ASA Holdings, Inc., a Georgia corporation ("ASA"), Delta Air Lines, Inc., a Delaware corporation ("Delta"), Delta Sub, Inc., a Georgia corporation ("Delta Sub") and an indirect wholly-owned subsidiary of Delta, and Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly-owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the Preliminary Information Statement on Schedule 14C filed by ASA with the Securities and Exchange Commission (the "SEC") on March 12, 1999, as amended on April 15, 1999 (the "Preliminary Information Statement"), relating to the special ASA shareholders meeting to be conducted at least 20 days after the mailing to ASA shareholders of a Definitive Information Statement. At the special meeting, ASA shareholders will vote to approve the merger (the "Merger") of Delta Sub with and into ASA pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 15, 1999 and amended as of March 10, 1999, among Delta, Delta Sub and ASA.

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 13E-3.

Item 6.  Source and Amount of Funds or Other Consideration

     Item 6 is hereby amended and supplemented as follows:

     (c) As of March 22, 1999, Delta entered into a $500 million loan facility with The Chase Manhattan Bank, as administrative agent, and various lenders (the "1999 Credit Agreement"). A summary of the principal terms of the loans under the 1999 Credit Agreement follows.

     The loans are structured to be funded in two drawings. The first drawing occurred on March 22, 1998 following the consummation of the Offer (the "First Drawdown Date"). The second drawing will occur in connection with the consummation of the Merger (the "Second Drawdown Date"). Notwithstanding the foregoing, all unfunded commitments under the 1999 Credit Agreement shall automatically terminate on the 120th day after the First Drawdown. All borrowings will mature on March 22, 2001. All amounts outstanding will bear interest, at Delta's option, at the base rate plus an applicable margin or at the Eurodollar rate plus an applicable margin (such Eurodollar borrowings being available to Delta in interest periods of one, two, three or six months). Interest payments on base rate borrowings shall be made quarterly in arrears, whereas interest payments on Eurodollar borrowings shall be made at the end of the interest period designated by Delta (but not less than once every three months, in the case of six-month interest periods). The applicable margin for base rate and Eurodollar borrowings will vary between 0% and 1.00% (in the case of base rate borrowings) and between .625% and 2.00% (in the case of Eurodollar borrowings), in each case depending on the rating applicable to Delta's long term senior unsecured debt as established from time to time by Standard & Poor's and Moody's Investors Service. If such ratings are below BBB- (in the case of Standard & Poor's) and Baa3 (in the case of Moody's Investor Service), then Delta shall be required to maintain as of the last day of each fiscal quarter a ratio (determined on a rolling four-quarter basis) of
(i) Consolidated EBITDA (as defined in the 1999 Credit Agreement) plus Consolidated Aircraft Rentals (as defined in the 1999 Credit Agreement) to
(ii) Consolidated Interest Expense (as defined in the 1999 Credit Agreement) plus Consolidated Aircraft Rentals, of not less than 1.5 to 1.

     The banks' obligation to fund Delta on the Second Drawdown Date is contingent upon the consummation of the Merger (with the aggregate cash consideration paid to ASA shareholders in the Offer and the Merger not exceeding $750,000,000) and other customary conditions, including the absence of any default and the reaffirmation of representations and warranties, except representations and warranties relating to material adverse change and certain other matters. Delta may prepay the loans in whole or in part at any time, subject to payment by Delta of customary "broken funding" costs, if any, associated with any prepayment of a Eurodollar loan other than at the end of the applicable interest period. The 1999 Credit Agreement also provides that Delta shall pay to the banks a commitment fee of 0.20% per annum on all unfunded commitments for the period beginning March 22, 1999 and ending on the date on which no unfunded commitments remain in place.

     The 1999 Credit Agreement contains certain covenants that restrict Delta's ability to grant liens, to incur or guarantee debt and to enter into flight equipment leases. It also provides that upon the occurrence of a Change of Control of Delta (as defined in the 1999 Credit Agreement), the banks' obligation to extend credit pursuant to the 1999 Credit Agreement terminates and any amounts outstanding become immediately due and payable.

     As of April 13, 1999, borrowings of $400 million were outstanding under the 1999 Bank Credit Agreement. The foregoing summary of certain provisions of the 1999 Credit Agreement does not purport to be complete and is subject

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to, and qualified in its entirety by reference to, the 1999 Credit Agreement, a copy of which appears as Exhibit (a)(4) hereto.

Item 17.    Material to Be Filed as Exhibits

     Item 17 is hereby amended and supplemented as follows:

(a)(4) Credit Agreement dated as of March 22, 1999 among Delta, the Banks (as defined therein), Citibank N.A., in its capacity as syndication agent and The Chase Manhattan Bank, in its capacity as administrative agent for the Banks.

(d)(9)   Preliminary Information Statement filed by ASA with the
         SEC on March 12, 1999 and amended on the date hereof, which is hereby incorporated by reference.


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     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 15, 1999


                                    ASA HOLDINGS, INC.


                                    By:  /s/ George F. Pickett
                                       ----------------------------------------
                                    Name:  George F. Pickett
                                    Title: Chairman and Chief Executive Officer


                                    DELTA AIR LINES, INC.


                                    By:  /s/ Maurice W. Worth
                                       ----------------------------------------
                                    Name:  Maurice W. Worth
                                    Title: Chief Operating Officer


                                    DELTA AIR LINES HOLDINGS, INC.


                                    By:  /s/ Leslie P. Klemperer
                                       ----------------------------------------
                                    Name:  Leslie P. Klemperer
                                    Title: Vice President and Secretary


                                    DELTA SUB, INC.


                                    By:  /s/ Dean C. Arvidson
                                       ----------------------------------------
                                    Name:  Dean C. Arvidson
                                    Title: Secretary


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                                 EXHIBIT INDEX


(a)(4) Credit Agreement dated as of March 22, 1999 among Delta, the Banks (as defined therein), Citibank N.A., in its capacity as syndication agent and The Chase Manhattan Bank, in its capacity as administrative agent for the Banks.

(d)(9) Preliminary Information Statement filed by ASA with the SEC on March 12, 1999 and amended on the date hereof, which is hereby incorporated by reference.